Exhibit 99.1

Nanox Announces Second Quarter 2022 Financial Results and

Provides Business Update

Reports progress towards global supply chain development

Ended the second quarter of 2022 with cash, cash equivalents and marketable securities of $126.7 million

Management to host conference call and webcast today, August 16, 2022 at 8:30 AM ET

NEVE ILAN, Israel—August 16, 2022 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the second quarter ended June 30, 2022 and provided a business update.

Second Quarter 2022 Highlights and Recent Developments:

●	Generated $2.2 million in revenue in the second quarter of 2022 compared to $1.8 million in the first quarter of 2022.

●	The Company was added to the Russell 2000® and Russell 3000® Indexes, effective after the U.S. market opened on June 27, 2022, as part of the 2022 Russell indexes annual reconstitution.

●	Began preparations for deployment of the Nanox.ARC in Nigeria with an advance team on the ground to continue discussions to obtain local regulatory clearance.
●	Secured an agreement with BIO Ventures for Global Health, a Seattle-based non-governmental organization, to develop and implement a medical imaging training initiative in Nigeria.

●	Recently launched Nanox AI’s FDA-cleared solutions at Northwell Health, New York’s largest healthcare provider, and Spectrum Health, a large Michigan-based integrated health system.

“I am pleased with our continued progress toward commercialization since our last earnings call in May, and we expect our next step will be making a 510(k) submission to the FDA for multi-source Nanox.ARC system,” said Erez Meltzer, Chief Executive Officer. “We place a high priority on obtaining clearance in the U.S., and will concurrently pursue other commercialization initiatives such as system deployment in Nigeria, pursuing the CE mark and accelerating the growth of our AI and teleradiology businesses. All these activities will provide critical real-world feedback and help us advance toward deployment at scale.”

Financial results for three months ended June 30, 2022

For the three months ended June 30, 2022, the Company reported revenue of $2.2 million, compared to none for the three months ended June 30, 2021 (which is referred to as the “comparable period”). During the three months ended June 30, 2022, the Company generated revenues through the sales of radiology services and the sales of AI solutions. The Company’s gross loss during the three months ended June 30, 2022 totaled $1.8 million on a GAAP basis. The Company’s revenue from teleradiology services for the three months ended June 30, 2022 was $2.1 million with a gross profit of $0.3 million. The increase in the Company’s revenue represents a growth of more than 15% in its sales of radiology services from the previous quarter which is attributable to an increase in its client-base and increased rates. The Company’s revenue from its AI solutions for the three months ended June 30, 2022 was $0.1 million with a gross loss of $2.1 million. Non-GAAP cost of revenue of the Company’s teleradiology services for the three months ended June 30, 2022 was $1.2 million, as compared to none in the comparable period, resulting in a non-GAAP gross profit of $0.9 million for the three months ended June 30, 2022, which represents a gross profit margin of approximately 43% on a non-GAAP basis. The Company’s non-GAAP gross loss from its AI solutions for the three months ended June 30, 2022 was $0.1 million. In total, non-GAAP cost of revenue for the three months ended June 30, 2022 was $1.4 million, as compared to none in the comparable period, resulting in a non-GAAP gross profit of $0.8 million for the three months ended June 30, 2022, which represents a gross profit margin of approximately 37% on a non-GAAP basis.

For the three months ended June 30, 2022, the Company reported a net loss of $19.6 million, compared to a net loss of $13.6 million in the comparable period, largely due to expenses related to the acquisition of the market platform of MDWEB in November 2021, the consolidation of Nanox.AI and USARAD with the Company since the fourth quarter of 2021, an increase in the Company’s research and development expenses, goodwill impairment and an increase in the Company’s general and administrative expenses, which was mitigated by a decrease in the Company’s sales and marketing expenses and a $12.2 million decrease in its contingent earnout liability.

Research and development expenses for the three months ended June 30, 2022 were $6.5 million, as compared to $4.3 million in the comparable period. The increase of $2.2 million was mainly due to the consolidation of Nanox.AI with the Company since the fourth quarter of 2021 and the balance due to the development of the multi-source Nanox.ARC and the Nanox.CLOUD and share-based compensation.

Sales and marketing expenses for the three months ended June 30, 2022 were $1.1 million, as compared to $1.8 million in the comparable period. The decrease of $0.7 million was mainly due to a decrease of approximately $0.6 million in share-based compensation.

General and administrative expenses for the three months ended June 30, 2022 were $11.1 million, as compared to $7.4 million in the comparable period. The increase of $3.7 million was mainly due to the acquisition of the market platform of MDWEB in November 2021, the consolidation of Nanox.AI and USARAD with the Company since the fourth quarter of 2021, an increase in the Company’s head count and the overall organization infrastructure and an increase in the Company’s legal fees due to the U.S. Securities and Exchange Commission (“SEC”) inquiry and class-action litigation, as described in the Company’s Form 20-F for the year ended December 31, 2021 filed on May 2, 2022.

Change in obligation in connection of acquisitions was $12.6 million, as compared to none in the comparable period, due to the decrease in the Company’s contingent earnout liability.

Goodwill impairment for the three months ended June 30, 2022 was $14.3 million due to the goodwill impairment related to the Nanox.AI reporting unit largely due to increasing discount rate and changes in management estimates.

Non-GAAP net loss applicable to ordinary shares for the three months ended June 30, 2022 was $8.2 million, as compared to $8.6 million in the comparable period, primarily due to expenses resulting from the acquisition of the market platform of MDWEB in November 2021 and the consolidation of Nanox.AI and USARAD with the Company since the fourth quarter of 2021, as well as the increase in the Company’s research and development expenses and general and administrative expenses. Non-GAAP research and development expenses for the three months ended June 30, 2022 were $5.3 million, as compared to $3.4 million in the comparable period. Non-GAAP sales and marketing expenses for the three months ended June 30, 2022 were $0.8 million, as compared to $1.0 million in the comparable period. Non-GAAP general and administrative expenses for the three months ended June 30, 2022 were $5.5 million, as compared to $4.1 million in the comparable period.

A reconciliation between GAAP and non-GAAP financial measures for the three-month periods ended June 30, 2022 and 2021 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, secondary offering expenses, goodwill impairment, change in obligation in connection of acquisitions and legal fees in connection with class-action litigation and the SEC inquiry.

Liquidity and Capital Resources

The Company ended the second quarter of 2022 with total cash, cash equivalents and marketable securities of $126.7 million. As of June 30, 2022, the Company had $86.6 million of cash, cash equivalents and short-term marketable securities and $40.1 million of long-term marketable securities. As of June 30, 2022, the Company had total current assets of $89.8 million and total current liabilities of $40.6 million, creating a working capital of $49.2 million.

As of December 31, 2021, the Company had $88.7 million of cash, cash equivalents and short-term marketable securities and $67.8 million of long-term marketable securities and in total, $156.6 of cash and marketable securities. As of December 31, 2021, the Company had total current assets of $94.9 million and total current liabilities of $52.8 million, creating a working capital of $42.1 million.

The decrease in the Company’s cash, cash equivalents and marketable securities of $29.9 million during the six month period ended June 30, 2022 was primarily due to negative cash flow from operations of $22.3 million and cash used in investing activities of $6.8 million during the six month period ended June 30, 2022. Cash used in investing activities during the six month period ended June 30, 2022of 2022 was primarily due to the purchase of machinery and equipment for the Company’s fabrication facility in South Korea.

Other Assets

As of June 30, 2022, the Company had property and equipment, net of $42.9 million as compared to $37.4 million as of December 31, 2021. The increase is mainly attributed to the completion of the construction of the Company’s fabrication facility in South Korea and purchase of machinery and equipment.

As of June 30, 2022, the Company had intangible assets and goodwill of $140.5 million as compared to $160.1 million as of December 31, 2021. The decrease is attributable to the periodic amortization of intangible assets and impairment of goodwill.

Shareholders’ Equity

As of June 30, 2022, the Company had approximately 52.2 million shares outstanding as compared to 51.8 million shares outstanding as of December 31, 2021. The increase was mainly due to the exercise of 192,927 warrants and the exercise of 141,067 options. The Company generated approximately $0.5 million in gross proceeds from the exercise of such options and warrants.

In addition, during the six month period ended June 30, 2022, the Company issued 89,286 shares to the former equity holders of Nanox.AI due to the achievement of a milestone pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 2021, as amended, among the Company, Nanox.AI and Perryllion Ltd., as representative of Nanox.AI’s equity holders.

Conference Call and Webcast Details

Tuesday, August 16, 2022 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. The vision of Nanox is to increase the early detection of medical conditions that are discoverable by medical image technologies based on X-rays, which Nanox believes is key to increasing early prevention and treatment, improving health outcomes, and, ultimately, saving lives. Nanox is developing a holistic imaging solution, which includes the Nanox System, comprised of the Nanox.ARC using its novel MEMs X-ray source technology, and the Nanox.CLOUD, a companion cloud software, integrated with AI solutions and teleradiology services. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.Arc, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.Arc and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of the recent acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.Arc; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; and (x) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this report to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. Non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, and non-GAAP general and administrative expenses adjusts (as applicable) for amortization of intangible assets, stock-based compensation expenses, secondary offering expenses, goodwill impairment, change in obligation in connection of acquisitions and legal fees in connection with class-action litigation and the SEC inquiry. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	June 30, 2022	December 31, 2021
	Unaudited	Audited
Assets
CURRENT ASSETS:
Cash and cash equivalents	$51,676	$66,645
Marketable Securities - short term	34,958	22,066
Accounts receivables net of allowance for credit losses of $135 and $137 thousand as of June 30, 2022 and December 31, 2021, respectively.	1,203	1,051
Prepaid expenses	804	3,129
Other current assets	1,125	1,966
TOTAL CURRENT ASSETS	89,766	94,857

NON-CURRENT ASSETS:
Restricted cash	124	127
Property and equipment, net	42,899	37,435
Operating lease right-of-use asset	1,557	1,725
Marketable Securities - long term	40,067	67,845
Intangible Assets	96,521	101,826
Goodwill	43,960	58,298
Other non-current assets	2,830	1,057
TOTAL NON-CURRENT ASSETS	227,958	268,313
TOTAL ASSETS	317,724	363,170

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	1,858	3,134
Accrued expenses	3,037	3,611
Loan from a Government Agency	145	145
Deferred revenue	298	247
Contingent short term earnout liability	29,876	42,471
Current maturities of operating leases	764	881
Other current liabilities	4,634	2,262
TOTAL CURRENT LIABILITIES	40,612	52,751

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	774	950
Long-term loan	3,481	3,796
Non-current deferred revenue	350	415
Contingent long-term earnout liability	5,200	5,814
Deferred tax liability	4,767	7,063
Other long-term liabilities	264	233
TOTAL NON-CURRENT LIABILITIES	14,836	18,271
TOTAL LIABILITIES	55,448	71,022

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share, 100,000,000 authorized at June 30, 2022 and December 31 2021, 52,214,721 and 51,791,441 issued and outstanding at June 30, 2022 and December 31 2021, respectively	150	149
Additional paid-in capital	451,825	438,820
Accumulated other comprehensive deficit	(2,205)	(607)
Accumulated deficit	(187,494)	(146,214)
TOTAL SHAREHOLDERS’ EQUITY	262,276	292,148
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	317,724	363,170

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2022	2021	2022	2021
REVENUE	4,008	-	2,200	-

COST OF REVENUE	7,682	-	3,955	-

GROSS LOSS	(3,674)	-	(1,755)	-

OPERATING EXPENSES:
Research and development	13,323	7,052	6,493	4,343
Sales and marketing	2,184	3,564	1,078	1,816
General and administrative	22,439	15,552	11,150	7,358
Goodwill impairment	14,338	-	14,338	-
Change in obligation in connection of acquisitions	(12,256)	-	(12,631)	-
Other expense	423	-	-	-
TOTAL OPERATING EXPENSES	40,451	26,168	20,428	13,517
OPERATING LOSS	(44,125)	(26,168)	(22,183)	(13,517)

FINANCIAL INCOME (EXPENSES), net	597	(126)	471	(60)
OPERATING LOSS BEFORE INCOME TAXES	(43,528)	(26,294)	(21,712)	(13,577)

INCOME TAX BENEFIT	2,248	-	2,098	-
NET LOSS	(41,280)	(26,294)	(19,614)	(13,577)

BASIC AND DILUTED LOSS PER SHARE	(0.79)	(0.56)	(0.38)	(0.28)
Weighted average number of basic and diluted shares of common stock outstanding (in thousands)	52,137	47,300	52,192	47,756
Comprehensive Loss:
Net Loss	(41,280)	(26,294)	(19,614)	(13,577)
Other comprehensive loss:

Unrealized loss from available- for-sale securities	(1,598)	(116)	(237)	(116)
Total comprehensive loss	(42,878)	(26,410)	(19,851)	(13,693)

NANO-X IMAGING LTD.

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2022	51,791,441	149	438,820	(607)	(146,214)	292,148
Changes during the period:
Issuance of ordinary shares upon exercise of options under the ESOP Plan	141,067	*	155	-	-	155
Other comprehensive loss	-	-	-	(1,598)	-	(1,598)
Issuance of ordinary shares upon achievement of a milestone	89,286	*	953	-	-	953
Issuance of ordinary shares upon exercise of warrants	192,927	1	369	-	-	370
Share-based compensation	-	-	11,528	-	-	11,528
Net loss for the period	-	-	-	-	(41,280)	(41,280)
BALANCE AT JUNE 30, 2022	52,214,721	150	451,825	(2,205)	(187,494)	262,276

*	Less than $1.

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT APRIL 1, 2022	52,080,400	150	446,696	(1,968)	(167,880)	276,998
Changes during the period:
Issuance of ordinary shares upon exercise of options under the ESOP Plan	134,321	-	138	-	-	138
Other comprehensive loss	-	-	-	(237)	-	(237)
Share-based compensation	-	-	4,991	-	-	4,991
Net loss for the period	-	-	-	-	(19,614)	(19,614)
BALANCE AT JUNE 30, 2022	52,214,721	150	451,825	(2,205)	(187,494)	262,276

NANO-X IMAGING LTD.

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2021	46,100,173	131	315,031	-	(84,416)	230,746
Changes during the period:
Issuance of ordinary shares upon exercise of options under the ESOP Plan	1,065,673	3	3,226	-	-	3,229
Issuance of ordinary shares upon exercise of warrants	668,611	2	71	-	-	73
Share-based compensation	-	-	9,526	-		9,526
Other comprehensive income	-	-	-	(116)	-	(116)
Net loss for the period	-	-	-	-	(26,294)	(26,294)
BALANCE AT JUNE 30, 2021	47,834,457	136	327,854	(116)	(110,710)	217,164

*	Less than $1.

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT APRIL 1, 2021	47,595,031	135	322,276	-	(97,133)	225,278
Changes during the period:
Issuance of ordinary shares upon exercise of options under the ESOP Plan	175,720	1	678	-	-	679
Issuance of ordinary shares upon exercise of warrants	63,706	*	13	-	-	13
Share-based compensation	-	-	4,887	-		4,887
Other comprehensive income	-	-	-	(116)	-	(116)
Net loss for the period	-	-	-	-	(13,577)	(13,577)
BALANCE AT JUNE 30, 2021	47,834,457	136	327,854	(116)	(110,710)	217,164

*	Less than $1.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Six Months Ended June 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(41,280)	(26,294)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	11,528	9,526
Amortization of intangible assets	5,305	-
Impairment of goodwill	14,338	-
Depreciation	404	243
Interest income due to a long-term loan	(315)	-
Deferred income taxes	(2,296)	-
Interest income net of amortization of premium on marketable securities, net	(269)	(26)
Impairment of property and equipment	133	174
Changes in Operating Assets and Liabilities:
Accounts receivable	(152)	-
Prepaid expenses and other current assets	3,166	4,589
Other non-current assets	(763)	5
Accounts payable	(1,517)	(107)
Operating lease assets and liabilities	(125)	(20)
Accrued expenses and other liabilities	1,798	69
Change in contingent earnout liability	(12,256)	-
Deferred revenue	(14)	-
Other long-term liabilities	31	95
Net cash used in operating activities	(22,284)	(11,746)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,760)	(12,427)
Investment in marketable securities	-	(76,651)
Investment in equity securities	(1,010)	-
Net cash used in investing activities	(6,770)	(89,078)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	-	3,225
Proceeds from issuance of ordinary shares upon exercise of warrants	370	60
Proceeds from issuance of ordinary shares upon exercise of options	155	-
Proceeds from the sale of marketable securities	13,557	-
Refund of tax withheld due to exercise of options by employees	-	613
Net cash provided by financing activities	14,082	3,898
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(14,972)	(96,926)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	66,772	213,784
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD	51,800	116,858
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Purchase of property and equipment, not yet paid	241	153
Operating lease liabilities arising from obtaining operating right-of use assets	-	25
Ordinary shares issued due to exercise of warrants	-	17

UNAUDITED RECONCILATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company uses non-GAAP net loss attributable to ordinary shareholders. Non-GAAP net loss attributable to ordinary shareholders is net loss attributable to ordinary shareholders excluding change in obligation in connection of acquisitions, impairment of goodwill, amortization of intangible assets, share-based compensation expenses, legal fees in connection with class-action litigation and the SEC inquiry and secondary offering expenses. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance.

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

GAAP net loss attributable to ordinary shares	41,280	26,294	19,614	13,577
Non-GAAP adjustments:
Less: Class-action litigation and SEC inquiry	2,583	61	2,066	18
Less: Amortization of intangible assets	5,305	-	2,652	-
Less: Impairment of goodwill	14,338	-	14,338	-
Add: Change in obligation in connection of acquisitions	12,256	-	12,631	-
Less: Secondary offering expenses	-	981	-	-
Less: Share-based compensation	11,528	9,526	4,991	4,887
Non-GAAP net loss attributable to ordinary shares	19,782	15,726	8,198	8,672
BASIC AND DILUTED LOSS PER SHARE	0.38	0.33	0.16	0.18
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	52,137	47,300	52,192	47,756

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	7,682	-	3,955	-
Non-GAAP adjustments:
Amortization of intangible assets	5,111	-	2,555	-
Share-based compensation	56	-	21	-
Non-GAAP cost of revenue	2,515	-	1,379	-

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	13,323	7,052	6,493	4,343
Non-GAAP adjustments:
Share-based compensation	2,786	1,555	1,237	925
Non-GAAP research and development expenses	10,537	5,497	5,256	3,418

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	2,184	3,564	1,078	1,816
Non-GAAP adjustments:
Amortization of intangible assets	194	-	97	-
Share-based compensation	434	1,408	180	821

Non-GAAP sales and marketing expenses	1,556	2,156	801	995

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	22,439	15,552	11,150	7,358
Non-GAAP adjustments:
Class-action litigation and SEC inquiry	2,583	61	2,066	18
Secondary offering expenses	-	981	-	-
Share-based compensation	8,252	6,563	3,553	3,141

Non-GAAP general and administrative expenses	11,604	7,947	5,531	4,199